THIS SCHEDULE 13D AMENDMENT WAS PREVIOUSLY FILED IN PAPER FORMAT
AND IS NOW BEING FILED (WITHOUT EXHIBITS) PURSUANT TO RULE
101(a)(2)(ii) OF REGULATION S-T AND RULE 13d-2(c) UNDER THE
SECURITIES EXCHANGE ACT OF 1934.


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                        ELXSI Corporation
---------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.001 per share
---------------------------------------------------------------
                 (Title of Class of Securities)

                           268613-205
---------------------------------------------------------------
                         (CUSIP Number)

                       Alexander M. Milley
      115 East Putnam Avenue, Greenwich, Connecticut 06830
                         (203) 667-7800
---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                          May 12, 1993
---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement

[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 2 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alexander M. Milley
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      PF & NA
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   854,639**
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               854,639**
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      854,639*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.2%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
** Includes (i) shares held by other persons joining in this filing and (ii) shares that Mr. Milley or certain other persons joining in this filing have the right to acquire.
   See Item 5 herein below.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 3 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Milley Management Incorporated
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   287,366*
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               287,366*
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      287,366*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.1%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________
** Includes (i) shares that Milley Management, Incorporated has the right to acquire, and (ii) shares held by another person joining in this filing. See item 5 hereinbelow.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 4 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ELX Limited Partnership
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   480,000**
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               480,000**
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      480,000*
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.9%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________
** Consists entirely of shares ELX Limited Partnership has the right to acquire.  See item 5 hereinbelow.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 5 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cadmus Corporation
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   18,081
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               18,081
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   18,081
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       .3%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 6 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Winchester National, Inc.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                    37,273
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON                37,273
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       37,273
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       .7%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

PAGE

     Alexander M. Milley ("AMM") , Milley Management Incor-porated, a Delaware corporation ("MMI"), ELX Limited Partnership, a Delaware limited partnership ("ELX"), and Cadmus Corporation, a Massachusetts corporation ("Cadmus"), hereby amend their statement on Schedule 13D dated September 8, 1989 (the "Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated October 2, 1989 ("Amendment No. 1"), the Amendment No. 2 to the Original Statement dated January 29, 1990 ("Amendment No. 2") , and the Amendment No. 3 to the Original Statement dated November 6, 1992 ("Amendment No. 3"; and the Original Statement as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Amended Statement"), filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of ELXSI Corporation, a Delaware corporation (the "Issuer"). In addition, Winchester National, Inc., a Delaware corporation ("WNI"), is joining in this Amendment No. 4.

     The Amended Statement was executed and filed by AMM, MMI, ELX and Cadmus jointly with other persons and entities, in accordance with Rule 13d-l(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 4 to the Amended Statement is being executed and filed AMM, MMI, ELX, Cadmus and WNI (the "Amendment No. 4 Filers") jointly with each other in accordance with such Rule, and not with any of the other persons or entities who previously joined in the Amended Statement. The information reported in this Amendment No. 4 relates solely to the Amendment No. 4 Filers, and not any of such other persons or entities. Accordingly, each Amendment No. 4 Filer hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13 (d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to any of such other persons or entities, (ii) the timeliness of any such filing, and
(iii) the completeness and accuracy of any such report or information.

     This Amendment No. 4 is being filed in order to (i) report that nonqualified stock options (the "1992 Directors Options") to purchase 30,000 shares of Common Stock granted by the Issuer to AMM in October 1992 are now exercisable, (ii) report the recent purchase by AMM of an aggregate of 20,000 shares of Common Stock (the "1993 AMM Purchases") , (iii) report the recent purchase by WNI of 37,273 shares of Common Stock (the "1993 WNI Purchase"),
(iv) reflect that 17,081 shares of Common Stock (the "Subject Cadmus Shares") previously reported in Amendment No. 3 as being held by MMI are actually held by Cadmus, and (v) more accurately state the percentages of class owned by the signatories hereto, since (due to a clerical error) the denominator employed in calculating percentages of class in Amendment No. 3 reflected a 100,353 overstatement in the number of shares of Common Stock actually outstanding.

     Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to any of the Amendment No. 4 Filers. Items and sub-items expressly addressed herein are inapplicable with respect to the Amendment No. 4 Filers, or the responses to them with respect to the Amendment No. 4 Filers either are negative or have not changed from those of the Amended Statement.

Item 2.   Identity and Background

     WNI is a Delaware corporation the principal business of which is engaging in investment and management consulting. The address of WNI's principal business and office is 115 East Putnam
Avenue, Greenwich, Connecticut 06830.

     AMM, a United States citizen, is the director, an executive officer and sole stockholder of WNI. Thomas R. Druggish ("TRD") is the other executive officer of WNI. AMM's present principal employment is serving as Chairman of the Board, President and Chief Executive Officer of the Issuer, and TRD's present principal employment is serving as a principal of MMI. AMM'S, the Issuer's and TRD's business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The Issuer, through its subsidiary, currently owns and operates 35 Bickford's and two Howard Johnson's family restaurants located in New England and is also a leading manufacturer of video inspection and repair equipment serving the wastewater and environmental industries. MMI is engaged in the investment and management consulting business.

     During the last five years, neither WNI, AMM nor TRD (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The source of the funds for the 1993 AMM Purchases, totalling $105,625 (excluding brokerage commissions and other transaction expenses) was AMM's personal funds.

     The source of the funds for the 1993 WNI Purchase, totalling $167,728.50 (excluding transaction expenses), was a loan obtained from Cadmus. WNI is wholly owned by AMM, and AMM is a director, the President and (through his 100% ownership of MMI) controlling shareholder of Cadmus. The terms of the loan, which is not currently memorialized in any written agreement or instrument, are: (i) interest payable semi-annually at 7% per annum; and (ii) principal payable in one installment at maturity, in 1998, provided that if the shares whose purchase was financed by the loan are earlier sold, the maturity will be accelerated to the date of sale.

     The source of the funds of Cadmus's purchase of the Subject Cadmus Shares, totalling $116,834.04 (excluding transaction expenses), was Cadmus's own working capital funds obtained from the conduct of its investment and management consulting business.

Item 4.   Purpose of Transaction

     Grant of 1992 Directors Options to AMM. In October 1992 the Compensation Committee of the Board of Directors of the Issuer granted to each director (and certain key employees) of the Issuer, including AMM, nonqualified options to purchase Common Stock at $5.00 per share. Prior thereto since 1989, when the Issuer (i) underwent a restructuring, (ii) reconstituted its Board of Directors, and (iii) discontinued all prior operating businesses of the Issuer, directors received no compensation for their services as such. With the closing in October 1992 of the Merger Agreement by which the Issuer acquired the former Holdingcues, Inc. and Cues, Inc. (discussed in Amendment No. 3), the Compensation Committee thought that the Board had achieved an important tangible measure of both the Issuer's success since the restructuring and of the directors' contribution to that success.

Of the nonqualified options to purchase 100,000 shares of Common Stock granted at the time, the 1992 Directors Options, granted to AMM, cover 30,000 shares. Under the terms of the agreement pursuant to which the 1992 Directors Options were granted, they could be exercised only if (among other things) approved by the stockholders of the Issuer at their 1993 annual meeting. This meeting was held on May 21, 1993 and the 1992 Directors Options (as well as the remaining 70,000 options first granted in October
1992) were approved and thus became exercisable.

     1993 AMM Purchases, 1993 WNI Purchase and Purchase of Subject Cadmus Shares. The purpose of these transactions is to increase AMM's investments (direct or indirect) in the Issuer at a time when shares of Common Stock are available at what he feels is a favorable price. See sub-Item 5(b) below for disclosure of the relationship between AMM and each of WNI and Cadmus.

     (b) From time to time after the date hereof any one or more of AMM, MMI, ELX, Cadmus and WNI may purchase or acquire additional shares of Common Stock (or options or warrants to purchase additional shares of Common Stock); however, there are currently no definitive plans or proposals to do so.

Item 5.   Interest in Securities of the Issuer

     (a) AMM. The aggregate number of shares of Common Stock beneficially owned by AMM is 854,639. Of these shares: (i) 20,000 are outstanding shares held directly by AMM; (ii) 30,000 are purchasable upon exercise of presently exercisable options granted by the Issuer to AMM; (iii) 50,023 are outstanding shares held by MMI; (iv) 219,262 are purchasable upon exercise of presently exercisable warrants issued by the Issuer and held by MMI; (v) 369,800 are purchasable upon exercise of presently exercisable options on outstanding shares granted by The Airlie Group L.P. and held by ELX; (vi) 110,200 are purchasable upon exercise of presently exercisable options on outstanding shares granted by Continental Illinois Equity Corporation and held by ELX; (vii) 18,081 are outstanding shares held by Cadmus; and
(viii) 37,273 are outstanding shares held by WNI. On a percentage basis these shares represent approximately 15.2% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange
Act). See sub-item 5(b) below for disclosure of the relationship between AMM and each of MMI, ELX and Cadmus.

     MMI. The aggregate number of shares of Common Stock beneficially owned by MMI is 287,366. Of these shares: (i) 50,023 are outstanding shares held directly by MMI; (ii) 219,262 are purchasable upon exercise of presently exercisable warrants issued by the Issuer and held directly by MMI; and (iii) 18,081 are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 5.1% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     ELX. The aggregate number of shares of Common Stock beneficially owned by ELX is 480,000. Of these shares: (i) 369,800 are purchasable upon exercise of presently exercisable options on outstanding-shares granted by The Airlie Group L.P. and held directly by ELX; and (ii) 110,200 are purchasable upon exercise of presently exercisable options on outstanding shares granted by Continental Illinois Equity Corporation and held directly by ELX. On a percentage basis these shares represent approximately 8.9% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     Cadmus. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 18,081, consisting entirely of outstanding shares held directly by Cadmus. On a percentage basis these shares represent approximately 0.3% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     WNI. The aggregate number of shares of Common Stock beneficially owned by WNI is 37,273, consisting entirely of outstanding shares held directly by WNI. On a percentage basis these shares represent approximately 0.7% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     (b) Each of AMM, MMI, ELX, Cadmus and WNI has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amendment No. 4 Filer. AMM's beneficial ownership of shares held (or subject to warrants or options held) by (i) MMI arises solely from his capacity as director, President and sole stockholder thereof,
(ii) ELX arises solely from his capacity as sole general partner thereof, (iii) Cadmus arises solely from his capacity as director, President and (through his 100% ownership of MMI) controlling shareholder thereof, and (iv) WNI solely from his capacity as director, President and sole stockholder thereof; and this filing shall not be construed as an admission that AMM is otherwise, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock of the Issuer reported herein as held directly by MMI, ELX, Cadmus or WNI. MMI's beneficial ownership of shares held Cadmus arises solely from its capacity as the controlling shareholder thereof. This filing shall not be construed as an admission that MMI, ELX, Cadmus or WNI is, for purposes of Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as held directly by any other Amendment No. 4 Filer, and each of MMI, ELX, Cadmus and WNI hereby disclaim beneficial ownership of such shares.

     (c) Grant of 1992 Directors Options to AMM. Reference is hereby made to the discussions of the 1992 Directors Options set forth in Item 4 above and Item 6 below, which discussions are hereby incorporated herein by reference in response to this sub-item.

     1993 AMM Purchases. The 1993 AK Purchases comprise the following three separate buy transactions executed in the over-the-counter market by AMM through ordinary brokerage transactions: (i) 10,000 shares of Common Stock at $5.50 per share on February 5, 1993; (ii) 5,000 shares of Common Stock at $5.25 per share on April 19, 1993; and (iii) 5,000 shares of Common Stock at $4.875 per share on April 27, 1993.

     1993 WNI Purchase. On May 12, 1993 WNI completed a privately-negotiated purchase from four separate stockholders of an aggregate of 37,273 shares of Common Stock at $4.50 per share.

More specifically, WNI purchased: (i) 19,584 shares from Alta II;
(ii) 16,497 shares from Gallion Limited; (iii) 1,122 shares from Gallion L.P. Company; and (iv) 70 shares from Golden Coins N.V. The shares that were the subject of the WNI Purchase were first issued pursuant to Merger Agreement by which the Issuer acquired the former Holdingcues, Inc. and Cues, Inc. (discussed in Amendment No. 3).

     (d) As stated in Item 3 hereinabove, if the shares purchased in the 1993 WNI Purchase are sold prior to the maturity of the loan from Cadmus used to finance such Purchase, then such loan becomes due and payable at the earlier date.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     1992 Directors Option Agreement. The 1992 Directors Options, granted to AMM, are governed by the terms of an Non-Qualified Stock Option Agreement, dated as of October 30, 1992 (the "1992 Directors Option Agreement"), between the Issuer and AMM, a form of which is filed herewith as Exhibit B. The following is a brief description of the terms of the 1992 Directors Options, as established in the 1992 Directors Option Agreement.

     The 1992 Directors Options permit the purchase of up to 30,000 shares at an exercise price of $5.00 per share. They may be exercised only if: (i) AMM shall have remained a director, officer or employee of the Issuer or any subsidiary thereof continuously from the date of grant to the date of exercise (except as otherwise provided below); and (ii) unless the shares issuable upon exercise have been registered under the Securities Act of 1933, AMM shall have provided assurances that those shares are being acquired in accordance with an applicable exemption from the registration requirements of that Act. If AMM is an officer or employee of the Issuer or a subsidiary thereof at the time of the termination of his officership or employment, he may exercise the 1992 Directors Options for a period of up to one year after such termination (or any shorter period determined by the Board of Directors of the Issuer or a committee thereof) if the Issuer expressly agrees thereto or if the termination was due to death or permanent physical or mental disability. The 1992 Directors Options may not be transferred by AMM except by will or the laws of descent and distribution.

     If the conditions to exercise are met, AMM may exercise the 1992 Directors Options in whole or in any part (but for not fewer than 25 shares, or the total number of shares exercisable, if less). The option price payable on exercise may be paid in cash, in shares of Common Stock or partly in each. In connection with any exercise, the Issuer has the right to require that AMM pay an amount in cash equal to any withholding tax obligation that the Issuer or any subsidiary thereof may have by reason thereof.

     The 1992 Directors Options generally will expire on the tenth anniversary of the date of grant, except they may be exercised beyond that date to the extent that post-termination exercises are permitted as described hereinabove. The 1992 Directors Options will automatically terminate upon any dissolution or liquidation of the Issuer. In addition the Board of Directors may cancel the 1992 Directors Options if it determines that AMM has at any time committed an act materially inimical to the interests of the Issuer or any of its subsidiaries.

     The 1992 Directors Option Agreement provides that in the event of any reorganization, recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation, offering of subscription rights or other similar change in the corporate structure of capitalization of the Issuer or its shares, the Board of Directors (or a committee thereof) will equitably adjust the number of shares subject to the 1992 Directors Options and/or the exercise price thereof.


     1993 WNI Purchase. Reference is hereby made to the discussion of the terms of the loan made by Cadmus to WNI to fund the 1993 WNI Purchase set forth in Item 3 above, which discussion is hereby incorporated herein by reference in response to this Item. At the date of this filing there is no written agreement or instrument memorializing such terms. In connection with the 1993 WNI Purchase, WNI executed and delivered a customary "investment representation" letter, a copy of which is being filed herewith and is incorporated by reference in response to this Item.

Item 7.   Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement dated June 4, 1993 among
Alexander M. Milley, Milley Management Incorporated, ELX Limited
Partnership, Cadmus Corporation and Winchester National, Inc.

     Exhibit B - Form of Non-Qualified Stock Option Agreement, dated as of October 30, 1993, between ELXSI Corporation and Alexander M. Milley (Form of 1992 Directors Option Agreement).

     Exhibit C - Investment Representation letter dated May 12,
1993 executed by Winchester National, Inc. addressed to Alta II,
Gallion Limited, Gallion L.P. Company and Golden Coins N.V.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 1993

                              MILLEY MANAGEMENT
                                INCORPORATED

/s/ Alexander M. Milley            By:/s/ Alexander M. Milley
  Alexander M. Milley                   Alexander M. Milley
  individually                          President

ELX LIMITED PARTNERSHIP            CADMUS CORPORATION

By:/s/ Alexander M. Milley         By:/s/ Alexander M. Milley
   Alexander M. Milley                  Alexander M. Milley
   Sole General Partner            President


WINCHESTER NATIONAL, INC.


By:/s/ Alexander M. Milley
   Alexander M. Milley
   President